EXHIBIT 21.1
Subsidiaries

Name	Jurisdiction of Incorporation
Global Secure Safety Inc.	Delaware

Global Secure Safety (Filtered Air) Corp.	Maryland

Homeland Gas Masks, Inc.	Maryland

Neoterik Liason Corporation	Maryland

GlobalSecure Safety Products, Inc.	Delaware

Global Secure Systems Corp.	California

Global Secure Training Corp.	Maryland

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